March 12, 2010

Securities and Exchange Commission

Attn.:	Jeffrey P. Reidler,
Assistant Director

Mail Stop 4720

100 F. Street, N.E.

Washington, DC 20549-4720

Re:	Inspire Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 DEF 14A filed March 26, 2009
File No. 1-31577

Dear Mr. Reidler:

This letter is being sent by Inspire Pharmaceuticals, Inc. (“Inspire”) in response to the letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated March 11, 2010, relating to the above-referenced reports (collectively, the “Reports”). As requested, we have keyed our responses to the numbered questions as they appear in the Staff’s letter.

Form 10-K

Comment:

Patents and Proprietary Rights, page 14

1. Please expand your tabular disclosure to include the number of material U.S. patents you own and the number you in-license as to each product you have identified in the table. You can provide this information in the column that describes the type of patents. Further, to the extent material, please include the same information in the same or similar tabular format for foreign patents you own and in-license. If you determine that some or all of your foreign patents you own or license are not material, please provide an analysis showing how you determined that those patents are not material.

Response: We have revised our proposed tabular disclosure to include additional information regarding the number of U.S. patents owned and in-licensed as to each of the products and product candidates identified in the table, as well as included additional information regarding such patents in the paragraphs prior to the table. Furthermore, we have also included additional disclosure regarding the total number of U.S. patents in our patent estate, the number of in-licensed patents in our patent estate and the number of ex-U.S. patents in our patent estate, as well as additional information regarding the make-up of such patents.

Set forth below is a revised draft of the section entitled “Patents and Proprietary Rights” which we expect to include in substantially the same form in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009:

“Patents and Proprietary Rights

“We believe that the proprietary protection of our product candidates, processes and know-how is important to the success of our business. We file and prosecute patents covering our proprietary technology and, if warranted, will defend our patents and proprietary technology. We seek trademark protection in the United States and foreign countries, as appropriate. We also rely upon trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

“As of February 28, 2010, our patent estate included approximately 70 U.S. patents that we own or co-own and approximately 20 U.S. patents that we have licensed, as well as over 160 counterpart patents in countries other than the United States. Our issued patents and pending patent applications in the United States include composition of matter coverage on a number of different structural families of compounds as well as related formulation and use coverage. The actual protection afforded by a patent varies from country to country and depends upon many factors, including the type of patent, the scope of its coverage and the availability of legal remedies in a particular country.

“Below is a summary of certain patent information, as of February 28, 2010, relating to our commercial products as well as product candidates that are in Phase 3 development. The information relating to the products listed below reflects those patents listed in the FDA’s Orange Book: Approved Drug Products with Therapeutic Equivalence Evaluations, with respect to such product. The information relating to Prolacria represents those patents listed in our NDA filed with respect to such candidate and the information regarding denufosol tetrasodium reflects the U.S. patents that we own and consider to be particularly important to the protection of such candidate. In addition to the patents reflected in the table, for some of these product candidates we have other patents that cover a particular form or composition or relate to manufacturing methods, as well as pending patent applications. These issued patents and any patents issued in relation to a pending applications, could provide additional or a longer period of protection.

PRODUCTS AND PRODUCT CANDIDATES	NUMBER OF SPECIFIED PATENTS IN U.S.	TYPES OF PATENTS IN U.S.	PATENT OWNER IN U.S.	RANGE OF U.S. PATENT EXPIRATION DATES
Products
AzaSite	5	Use and Formulation Patents	InSite Vision/Pfizer[1]	November 2018 – March 2019

Elestat	N/A [2]	N/A [2]	N/A	N/A

Restasis	1	Formulation	Allergan[1]	May 2014

Product Candidates in Phase 3 Clinical Development
Denufosol tetrasodium	6	Drug substance, Formulation and Use	Inspire	February 2017 [3]
Prolacria (diquafosol tetrasodium)	8	Drug substance, Formulation and Use	Inspire	July 2016– February 2017 [3]

(1)	“In-licensed to Inspire
(2)	“See “Product – Elestat” for a discussion of the expiration of market exclusivity under the Hatch-Waxman Act.
(3)	“Subject to any applicable patent restoration that may extend protection up to an additional five years from the date of expiration of the applicable patent, if any, for which restoration is sought.

“We seek patent protection for our proprietary technology and products in the United States and Canada and in key commercial European and Asia/Pacific countries and other major commercial sectors of the world, as appropriate. We have in-licensed patents related to AzaSite in Canada, and have received patents related to denufosol tetrasodium and diquafosol tetrasodium in Canada, Europe, Australia, New Zealand and other Asia/Pacific countries. See “Collaborative Agreements — Allergan, Inc.—Restasis and Prolacria” and “Collaborative Agreements — Santen Pharmaceutical Co., Ltd.” for additional discussion of responsibilities for diquafosol tetrasodium development and potential commercialization outside of the United States.”

We do not believe that listing the number of ex-U.S. patents with respect to our current products and Phase 3 candidates is appropriate at this time because the Company’s focus is on activities in North America. This is evidenced by the fact that we do not have ex-NA rights to any in-licensed products listed on the table. Specifically, we do not market or sell any of our products outside of the United States and no product that we have developed is being marketed or sold by any third party outside of the United States. Furthermore, we have no rights to market, sale or promote Restasis outside of the United States, we do not have any rights or obligations with respect to Restasis intellectual property outside of the United States, and do not have information regarding Allergan’s ex-U.S. patent estate regarding Restasis. Finally, we do not sell AzaSite outside of the United States and we do not believe that AzaSite is being sold by any third party in any jurisdiction outside the United States.

Schedule 14A

2008 Annual Cash Bonuses, page 30

2. Please also confirm that in your next filing you will discuss the Committee’s evaluation and the factors the Committee considered in its evaluation of each named executive officers’ leadership position and their contributions to helping your company achieve its corporate goals which was then given a 20% weight in calculating their bonuses.

Response: As requested, Inspire confirms that in its next filing it will discuss the Committee’s evaluation and the factors the Committee considered in its evaluation of each named executive officers’ leadership position and their contributions to helping the company achieve its corporate goals which was then given a 20% weight in calculating their bonuses, in accordance with applicable law.

Inspire acknowledges:

•	That we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	That the Staff’s comments or changes in disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	That we may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please direct any further comments or questions regarding the Reports or this response letter to me at (919) 941-9777.

Sincerely,

/s/ Thomas R. Staab, II
Thomas R. Staab, II,
Chief Financial Officer and Treasurer

cc:	Adrian Adams, President and CEO
Joseph M. Spagnardi, Esq.
Edward P. Bromley III, Esq.